Exhibit 99.57
News Release
FOR IMMEDIATE RELEASE
Attention Business/Financial Editors and Analysts
NOTICE OF CONFERENCE CALL & MEDIA ADVISORY:
THERATECHNOLOGIES ANNOUNCES FDA’S FINAL DECISION ON ITS NEW DRUG
APPLICATION FOR TESAMORELIN
Montréal, Canada — November 10, 2010 — Theratechnologies (TSX:TH) advises of an upcoming conference call and webcast to discuss the final decision of the U.S. Food and Drug Administration regarding Theratechnologies’ New Drug Application (“NDA”). The call will be moderated by Dr. Andrea Gilpin, Vice President, IR & Communications, at Theratechnologies. Mr. Yves Rosconi, President and CEO, Mr. Luc Tanguay, Senior Executive Vice President and Chief Financial Officer, Dr. Christian Marsolais, Vice President, Clinical Research and Medical Affairs, Dr. Martine Ortega, Vice President, Compliance and Regulatory Affairs and Mr. Pierre Perazzelli, Vice President, Pharmaceutical Development will also be participating.
The conference call will take place tomorrow, November 11, at 8:30 a.m. (Eastern Standard Time). Prior to the call, a press release will be issued at approximately 7:30 a.m.
November 11, 2010 conference call and webcast
For the conference call, interested participants are asked to dial the following numbers: 416-981-9005 or 1-800-931-6427 (toll free). Please call five minutes prior to the conference in order to ensure your participation. You can access the webcast at the following links: www.gowebcasting.com/2099 and www.theratech.com.
A replay of the conference call will be available from November 11, 2010 at 10:30 a.m. to November 26, 2010 at 11:59 p.m. at the following number: 416-626-4100, pass code 21488561# or 1-800-558-5253, code 21488561#. The webcast will be posted for 30 days at the following links: www.gowebcasting.com/2099 and www.theratech.com.
About Theratechnologies
Theratechnologies (TSX:TH) is a Canadian biopharmaceutical company that discovers and develops innovative therapeutic products, with an emphasis on peptides, for commercialization. The Company targets unmet medical needs in specialty markets where it can retain all or part of the commercial rights to its products. Its most advanced compound, tesamorelin, is an analogue of the human growth hormone releasing factor. In 2009, Theratechnologies submitted a New Drug Application to the U.S. Food and Drug Administration (“FDA”), seeking approval of tesamorelin for the treatment of excess abdominal fat in HIV-infected patients with lipodystrophy. The Company’s growth strategy is centered on the commercialization of tesamorelin in the United States through an agreement with EMD Serono, Inc. for HIV-associated lipodystrophy. Moreover, Theratechnologies’ growth strategy will also derive from the commercialization of tesamorelin in other markets for HIV-associated lipodystrophy, as well as the development of clinical programs for tesamorelin in other medical conditions.
Forward-Looking Information
This press release contains certain statements that are considered “forward-looking information” within the meaning of applicable securities legislation. This forward-looking information includes, but is not limited to: information regarding the growth of Theratechnologies through the development of tesamorelin and additional clinical programs.
Theratechnologies Inc.
2310 Alfred-Nobel Blvd., Montréal, Québec, Canada H4S 2A4
Phone: 514 336-7800 • Fax: 514 336-7242 • www.theratech.com

Forward-looking information is based upon a number of assumptions and is subject to a number of risks and uncertainties, many of which are beyond the Company’s control, that could cause actual results to differ materially from those that are disclosed in or implied by such forward-looking information. The assumptions made include the assumption, among others, that the FDA will approve tesamorelin for commercial sale in the United States, that regulatory agencies in other countries will also approve tesamorelin, and that results from additional clinical programs will be positive. These risks and uncertainties include, but are not limited to: the risk that tesamorelin is not approved by the FDA for commercial sale in the United States and/or by regulatory agencies in geographies other than the Unites States, or the risk that the design of additional clinical programs may not be begun or, if begun, must be suspended.
The Company refers potential investors to the “Risks and Uncertainties” section of its Annual Information Form (the “AIF”) dated February 23, 2010. The AIF is available at www.sedar.com under the Company’s public filings. The reader is cautioned to consider these and other risks and uncertainties carefully and not to put undue reliance on forward-looking statements. Forward-looking information reflects current expectations regarding future events and speaks only as of the date of this press release and represents the Company’s expectations as of that date.
Contact:
Andrea Gilpin
VP, IR & Communications
Theratechnologies Inc.
514 336-7800, ext. 205
communications@theratech.com